Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: April 16, 2021

On April 16, 2021, Alexion sent the following communication to all Alexion employees:

To: All Employees

From: Ludwig Hantson

Subject: Next Chapter: Continued Progress to Close

Dear Colleagues,

This morning, AstraZeneca announced [link to: https://www.astrazeneca.com/content/astraz/media-centre/press-releases/2021/us-clearance-of-proposed-acquisition-of-alexion.html] clearance of the proposed acquisition of Alexion from the U.S. Federal Trade Commission, which is an important step toward completion of the acquisition. Today’s milestone follows regulatory clearances in Canada, Brazil, Russia and other countries globally, with a full list available on astrazeneca.com. Additional global regulatory clearances are pending, including but not limited to the UK, EU and Japan.

We continue to expect the acquisition to close in the third quarter of this year, subject to receipt of these additional global regulatory clearances and approval by shareholders of both companies, with shareholder voting anticipated on May 11, 2021.

Every day our work translates to saving lives. The best way we can continue to help patients is by maintaining our focus on our work each day – supporting customers and patients, following through on our corporate objectives, and delivering on our patient-driven mission. I am proud of the organization’s continued commitment and drive; keep up the great work!

For more information on the proposed acquisition, visit the Next Chapter page [link to Alexion internal page] on ACE. We will also be scheduling another Next Chapter meeting in the coming weeks and I look forward to seeing you there.

Best Regards,

Ludwig

CONFIDENTIALITY REMINDER: During the period from announcement to close, we remain two independent companies and will continue to operate as such. Until the transaction has closed, you must not reach out to AstraZeneca employees unless you are doing so as part of everyday business or in connection with Transition Planning Team activities. Should you require guidance, please contact Brett.Budzinski@alexion.com.

Additional Information and Where to Find It

In connection with AstraZeneca’s proposed acquisition of Alexion (the “proposed transaction”), AstraZeneca filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 which includes a proxy statement of Alexion and a prospectus of AstraZeneca. The registration statement was declared effective by the SEC on April 12, 2021, and mailing of the definitive joint proxy statement/prospectus to the shareholders of Alexion occurred on or about April 12, 2021. Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents containing important information about Alexion, AstraZeneca and the proposed transaction through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s shareholders in connection with the proposed transaction.   Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC on April 12, 2021 and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.